UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ChinaEDU Corporation
(Name of Issuer)

Ordinary Shares in the form of American Depositary Shares
(Title of Class of Securities)

16945L107
(CUSIP Number)

Alexander B. Washburn
c/o Columbia Pacific Advisors, LLC
1910 Fairview Avenue East, Suite 200
Seattle, Washington 98102-3620
(206) 728-9063

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. Columbia Pacific Opportunity Fund, L.P.		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,667,176 [1]	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 9,667,176 [1]	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,667,176 [1]		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.15% [2]		
14	TYPE OF REPORTING PERSON PN		

[1] As of January 14, 2013, the Reporting Persons beneficially owns 3,222,392 American Depositary Shares, representing 9,667,176 underlying Ordinary Shares.

[2] Based on 53,269,267 Ordinary Shares outstanding; there were 53,804,980 Ordinary Shares outstanding on December 31, 2011 as reported on the Company's Form 20-F filed on April 27, 2012; less 535,713 Ordinary Shares purchased by the Company from the Reporting Persons, the Aegir Parties and the Lake Union Parties on January 10, 2013.

1	NAMES OF REPORTING PERSONS. Columbia Pacific Advisors, LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		**7**	SOLE VOTING POWER 9,667,176 [1]
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 9,667,176 [1]
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,667,176 [1]		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.15% [2]		
14	TYPE OF REPORTING PERSON IA		

[1] As of January 14, 2013, the Reporting Persons beneficially owns 3,222,392 American Depositary Shares, representing 9,667,176 underlying Ordinary Shares.

[2] Based on 53,269,267 Ordinary Shares outstanding; there were 53,804,980 Ordinary Shares outstanding on December 31, 2011 as reported on the Company's Form 20-F filed on April 27, 2012; less 535,713 Ordinary Shares purchased by the Company from the Reporting Persons, the Aegir Parties and the Lake Union Parties on January 10, 2013.

1	NAMES OF REPORTING PERSONS. Alexander B. Washburn		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**7**	SOLE VOTING POWER 9,667,176 [1]	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 9,667,176 [1]	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,667,176 [1]		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.15% [2]		
14	TYPE OF REPORTING PERSON IN		

[1] As of January 14, 2013, the Reporting Persons beneficially owns 3,222,392 American Depositary Shares, representing 9,667,176 underlying Ordinary Shares.

[2] Based on 53,269,267 Ordinary Shares outstanding; there were 53,804,980 Ordinary Shares outstanding on December 31, 2011 as reported on the Company's Form 20-F filed on April 27, 2012; less 535,713 Ordinary Shares purchased by the Company from the Reporting Persons, the Aegir Parties and the Lake Union Parties on January 10, 2013.

1	NAMES OF REPORTING PERSONS. Daniel R. Baty		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		**7**	SOLE VOTING POWER 9,667,176 [1]
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 9,667,176 [1]
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,667,176 [1]		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.15% [2]		
14	TYPE OF REPORTING PERSON IN		

[1] As of January 14, 2013, the Reporting Persons beneficially owns 3,222,392 American Depositary Shares, representing 9,667,176 underlying Ordinary Shares.

[2] Based on 53,269,267 Ordinary Shares outstanding; there were 53,804,980 Ordinary Shares outstanding on December 31, 2011 as reported on the Company's Form 20-F filed on April 27, 2012; less 535,713 Ordinary Shares purchased by the Company from the Reporting Persons, the Aegir Parties and the Lake Union Parties on January 10, 2013.

1	NAMES OF REPORTING PERSONS. Stanley L. Baty		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		**7**	SOLE VOTING POWER 9,667,176 [1]
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 9,667,176 [1]
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,667,176 [1]		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.15% [2]		
14	TYPE OF REPORTING PERSON IN		

[1] As of January 14, 2013, the Reporting Persons beneficially owns 3,222,392 American Depositary Shares, representing 9,667,176 underlying Ordinary Shares.

[2] Based on 53,269,267 Ordinary Shares outstanding; there were 53,804,980 Ordinary Shares outstanding on December 31, 2011 as reported on the Company's Form 20-F filed on April 27, 2012; less 535,713 Ordinary Shares purchased by the Company from the Reporting Persons, the Aegir Parties and the Lake Union Parties on January 10, 2013.

1	NAMES OF REPORTING PERSONS. Brandon D. Baty		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**7**	SOLE VOTING POWER 9,667,176 [1]	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 9,667,176 [1]	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,667,176 [1]		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.15% [2]		
14	TYPE OF REPORTING PERSON IN		

[1] As of January 14, 2013, the Reporting Persons beneficially owns 3,222,392 American Depositary Shares, representing 9,667,176 underlying Ordinary Shares.

[2] Based on 53,269,267 Ordinary Shares outstanding; there were 53,804,980 Ordinary Shares outstanding on December 31, 2011 as reported on the Company's Form 20-F filed on April 27, 2012; less 535,713 Ordinary Shares purchased by the Company from the Reporting Persons, the Aegir Parties and the Lake Union Parties on January 10, 2013.

Explanatory Note

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on Dec. 18, 2012 and also amends and supplements all of the below described filings with respect to the Reporting Persons, whom previously filed a Schedule 13G on February 17, 2009, as subsequently amended on February 16, 2010, February 15, 2011, and June 10, 2011. The Reporting Persons later filed a Schedule 13D (the "Group 13D") jointly with the Aegir Parties and the Lake Union Parties (as such terms are defined in the Group 13D) on August 17, 2011, as subsequently amended on October 14, 2011; December 12, 2011; December 15, 2011; January 12, 2012; May 7, 2012; July 9, 2012 and August 17, 2012 (the "Group Amendments").

The Reporting Persons, the Aegir Parties and the Lake Union Parties may be deemed to be members of a group under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") by virtue of an agreement among the three parties and Stifel, Nicolaus & Co. ("Stifel"), as further described in Item 4 below. The Reporting Persons disclaim any and all voting and/or dispositive power with respect to any Ordinary Shares held by any of the Aegir Parties and the Lake Union Parties.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented:

The Ordinary Shares in the form of ADS purchased by the Reporting Persons since the Schedule 13D filing of December 18, 2012 were acquired for an approximate aggregate amount of $103,277 and were acquired with the investment capital of the Reporting Persons.

Item 4.   Purpose of Transaction.

Item 4 first paragraph is hereby amended and restated to the following:

The Reporting Persons acquired their interests in the Company between August 7, 2008 and January 14, 2013, and presently hold approximately 18.15% of the Company's Ordinary Shares in the form of ADS. The purchases of the ADS were made in the Reporting Persons' ordinary course of business and were not made for the purpose of acquiring control of the Company.

Item 4 is hereby amended to add the following at the end thereof:

On January 10, 2013 (the "Execution Date"), Columbia Pacific Opportunity Fund, L.P. (the "Seller") entered into a Stock Purchase Agreement (the "Purchase Agreement") with ChinaEDU Corporation (the "Company") dated January 8, 2013.

Pursuant to the Purchase Agreement, the Company (i) purchased from the Seller on the Execution Date, 97,242 ADS (291,726 Ordinary Shares) of the Company for proceeds of US$544,555.20, and (ii) agreed to purchase from the Seller 2,652,758 ADS (7,958,274 Ordinary Shares) on or prior to February 28, 2013 (the "Second Closing") at a price of $5.60 per ADS.

Consummation of the Second Closing is subject to certain closing conditions, including the Company's obtaining the funds necessary to consummate the purchase of the ADS at the Second Closing, as well as other customary closing conditions. The Purchase Agreement contains customary representations, warranties and covenants.

The Purchase Agreement provides for certain termination rights of the parties, including, but not limited to (i) a right by any party, subject to certain exceptions, to terminate such Purchase Agreement if the Second Closing does not occur on or before February 28, 2013, and (ii) a right of the Seller, as applicable, to terminate such Purchase Agreement if an offer is made prior to the Second Closing to purchase a majority of the outstanding shares of the Company (whether by way of acquisition of Ordinary Shares, ADS, or otherwise) at a price per ADS of $6.00 or greater.

A copy of the Purchase Agreement is filed as Exhibit 99.1 to this Amendment No. 1 and is incorporated by reference herein. The above description of the Purchase Agreement is a summary only and is qualified in its entirety by reference to the complete text of the Purchase Agreement.

Item 5.   Interest in Securities of the Issuer.

Item 5 (c) is hereby amended and restated to read as follows:

(c) The trading dates, number of Ordinary Shares in the form of ADS purchased and price per share for all transactions in the Ordinary Shares in the form of ADS since the last filing by the Reporting Persons on behalf of the Fund were all effected in unsolicited broker transactions on the NASDAQ Global Market as set forth in Schedule A.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by inserting the following new paragraph between the first and second paragraphs in the December 18, 2012 filing.

Information concerning the Purchase Agreement is set forth in Item 4 hereto and the Purchase Agreement is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Item 7.   Material to Be Filed as Exhibits.

Exhibit	Description
99.1	Stock Purchase Agreement with the Company, dated January 8, 2013.
99.3	Letter Agreement, dated August 16, 2012 by and between Stifel, Nicolaus & Company, Incorporated, Columbia Pacific Opportunity Fund, L.P., Lake Union Capital Fund, LP New Vernon Aegir Master Fund, Ltd., Trent Stedman and Thomas Patrick. **

** Incorporated by reference from Amendment No. 7 to the Group 13D, filed on August 17, 2012

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2013

	Columbia Pacific Opportunity Fund, L.P.
By:	Columbia Pacific Advisors, LLC

  /s/ Alexander B. Washburn_____

Name: Alexander B. Washburn

Title: Managing Member of Columbia Pacific Advisors, LLC

Dated: January 14, 2013

Columbia Pacific Advisors, LLC

  /s/ Alexander B. Washburn_____

Name: Alexander B. Washburn

Title: Managing Member of Columbia Pacific Advisors, LLC

Dated: January 14, 2013

  /s/ Alexander B. Washburn_____

Name: Alexander B. Washburn

Dated: January 14, 2013

  /s/ Daniel R. Baty_____

Name: Daniel R. Baty

Dated: January 14, 2013

  /s/ Stanley L. Baty_____

Name: Stanley L. Baty

Dated: January 14, 2013

  /s/ Brandon D. Baty_____

Name: Brandon D. Baty

SCHEDULE A

TRANSACTIONS BY THE FUND SINCE THE LAST FILING

Date	Transaction	Number of ADS [1] Purchased	Underlying Ordinary Shares of such ADS	Approximate Price Per ADS (excluding commissions)
12/19/2012	BUY	600	1,800	5.92
12/20/2012	BUY	1,815	5,445	5.84
12/21/2012	BUY	400	1,200	5.90
12/24/2012	BUY	2,600	7,800	5.83
12/26/2012	BUY	1,000	3,000	5.93
12/27/2012	BUY	100	300	5.97
12/28/2012	BUY	2,270	6,810	5.77
12/31/2012	BUY	1,785	5,355	5.79
01/02/2013	BUY	1,500	4,500	5.85
01/04/2013	BUY	3,000	9,000	5.88
01/07/2013	BUY	200	600	5.93
01/08/2013	BUY	200	600	5.80
01/09/2013	BUY	1,200	3,600	5.81
01/10/2013	SELL	97,242	291,726	5.60
01/10/2013	BUY	1,000	3,000	5.60

[1] American Depositary Shares, each representing three Ordinary Shares, par value US $0.01 per share